CFT Securities, LLC
Statement of Income
Year Ended December 31, 2015

Revenues	
Commissions	$ 2,541,676
Riskless principal income	122,174
Client referral fees	16,742
Interest	221,966
Other	6,349
	2,908,907
Expenses	
Compensation and benefits	1,997,776
Floor brokerage, clearing and exchange fees	396,639
Communications and technology	242,200
Professional fees	37,275
General and administrative	85,143
Rent and occupancy costs	52,992
	2,812,025
Net income	$ 96,882

The Notes to Financial Statements are an integral part of this statement.